Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

SHAREHOLDERS APPROVE STEPS TO
IMPROVE NUR’S FINANCIAL STABILITY

Approve private placement of $12 million by investors led by Fortissimo Capital and restructuring of NUR’s outstanding bank debt

Closing of private placement and debt restructuring anticipated within a few days

        LOD, Israel, Sunday, October 30, 2005 – NUR Macroprinters Ltd. (NURM.PK), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today announced the results of the annual and special meeting of shareholders held on Thursday, October 27, 2005. NUR’s shareholders approved all of the proposals described in the notice and proxy statement. Specifically, NUR’s shareholders approved, among other things, the previously announced investment of $12 million by a group of investors led by Fortissimo Capital, the conversion of $14 million of NUR’s outstanding debt into warrants to purchase ordinary shares and $5 million into a non-interest bearing 3-year subordinated note, repayment of $2 million of the debt within 1 year and replacement of the remaining $22 million with new credit facilities.

        The closing of the private placement and the debt restructuring are expected to take place in a few days.

        “The vote by our shareholders approving the proposals related to the Fortissimo investment and the debt restructuring is a major milestone in our long term plan,” says David Amir, NUR’s President and CEO. “We are very satisfied with this achievement and look forward to the implementation of the entire plan that will lead NUR Macroprinters to the desired performance.”

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ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NURM.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications and loss of market, our inability to successfully defend ourselves against the complaint filed against us by Dan Purjes, our inability to conclude the Fortissimo investment and the transactions contemplated by our agreement with our lender banks or our inability to secure additional funding to our present and future operations. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and NUR does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	NUR Macroprinters
Doron Faibish
General Counsel
+972 (8) 9145526
doronf@nur.com